Exhibit 99.1

Possible combination of Reno De Medici S.p.A. with

Cascades S.A.’s European recycled cartonboard business

•                  Creation of one of the major players in the recycled cartonboard world market

•                  Unique portfolio of production assets in 4 European countries, presenting a combined annual capacity of above
1,100 kT

•                  Initial estimated potential synergies of €15-20m per year starting from 2008, deriving from optimised procurement and logistics costs, reciprocal sharing of best practices and specialisation of plant portfolio

•                  Cascades S.A.’s recycled cartonboard business (facilities of Blendecques, France, Arnsberg, Germany and Wednesbury, UK)  would be merged debt free into Reno De Medici, in exchange for approximately 115.6 million Reno De Medici ordinary shares in the form of either all newly issued shares or a combination of newly issued shares and the existing treasury shares (the “Merger”)

•                  Future potential combination of Cascades S.A.’s virgin fibre cartonboard assets (facilities at La Rochette, France and Djupafors, Sweden)

•                  Key Reno De Medici shareholders after the Merger would be Cascades Inc (approximately 30.6%), Alerion Industries (approximately 9.0%), Eurinvest (approximately 5.5%), and Industria della Costruzione (approximately 5.3%)

•                  In order to provide Reno De Medici with a stable and unitary governance post-combination, Cascades Inc., Alerion Industries, Eurinvest and Industria della Costruzione are expected to enter into a shareholders’ agreement instrumental to the success of the Merger

•                  The transaction is subject, inter alia, to the applicable employee consultation procedures, to due diligence, to satisfactory negotiation and signing of definitive agreements that the parties expect to enter into by September 2007, to antitrust and shareholders’ approvals as well as to the exemption from a mandatory tender offer on Reno De Medici shares pursuant to applicable Consob regulation

•                  The transaction is expected to be completed by the end of 2007

Reno De Medici S.p.A. (“RdM” – RM.MI) and Cascades Inc. (“Cascades Inc” – CAS-TSX) today announced the signing of a Letter of Intent for the negotiation, on an exclusive basis, of the terms and conditions of a possible combination of RdM and the European recycled cartonboard business of Cascades SA.

The contemplated combination would create a new leader in the recycled cartonboard market. In addition to significantly increasing RdM’s current production capacity, becoming one of the major players in the recycled cartonboard world market with more than one million tons per annum, this compelling strategic fit would result in an operationally and financially stronger company better able to address the demands of global customers.

Based on current estimates, it is anticipated that the new company would achieve approximately €15-20 million in annualised synergies beginning in 2008, deriving from the optimisation of the value chain processes resulting in lower operating costs and reduction of logistics and procurement costs; the implementation of best-in-class business practices; and the specialisation of the plant portfolio towards the most profitable product mix for each plant.  These initial estimates will be reviewed and finalized subsequent to completion of reciprocal due diligence.

The combination would be structured in two steps:

1.               Combination of RdM and Cascades SA’s recycled cartonboard business located in Blendecques, France and Arnsberg, Germany as well as its sheeting operations in Wednesbury, England (the “Business”), for a total production capacity of such Business of around 350 kT p.a..

For the purpose of the Merger, Cascades S.A. would reorganize its recycled cartonboard business by contributing it, debt free, to a newly incorporated Italian subsidiary of Cascades S.A. which would then be merged into RdM in exchange for approximately 115.6 million RdM ordinary shares (in the form of either all newly issued shares or a combination of newly issued shares and existing treasury shares).  The Merger is expected to be based on the half year financial statements as at June 30, 2007.

2.               Potential combination of Cascades SA’s virgin fibre cartonboard assets located in La Rochette, France and Djupafors, Sweden pursuant to the possible exercise of  a call option (the “Call”) by RdM or a put option (the “Put”) by Cascades Inc. The Call would be exercisable in the 60 days following the availability of 2009 audited financial results for the virgin assets at a price equivalent to 6.5 times the 2009 audited EBITDA; the Put would be exercisable at Cascades Inc.’s discretion during the 180 days following the end of 2010 at a price equivalent to 6.0 times the 2010 audited EBITDA.

After the Merger, a new sales structure would be created through a joint venture between Cascades S.A. and Reno de Medici to manage jointly the sales of both companies.

Management of Cascades S.A. would join RdM management creating the best team to lead the group going forward. The new group headquarters would continue to be in Milan – Italy.

“The new Reno De Medici would be a global leader with a brighter future than either company would have on its own. We would be proactively improving the quality of our assets and products, as well as taking decisive actions to achieve a significant amount of synergies in the way we run our business. We strongly believe this would enable Reno De Medici to strengthen its leading position in the highly competitive global marketplace” commented Mr. Giuseppe Garofano, chairman of Reno De Medici.

“I am very enthusiastic about the combination with Reno De Medici. With this transaction, we are presenting shareholders with new opportunities, combining Cascades’ ability to create value through joint ventures and Reno De Medici’s proven expertise in this industry. The combined group would be able to serve better any demand of global customers who increasingly look for global suppliers” added Mr. Laurent Lemaire, Executive Vice-Chairman of Cascades Inc. and Chief Executive Officer of Cascades S.A.

Before the approval of the proposed Merger by the shareholders of RdM, Cascades S.A., Alerion Industries, Eurinvest and Industria della Costruzione are expected to enter into a three-year shareholders’ agreement instrumental to the Merger and the pursuit of the business objectives underlying the whole transaction covering matters relating to the corporate governance (where Cascades S.A., on the one hand, and Alerion Industries, Eurinvest and Industria della Costruzione, on the other hand, would be equally represented in the board of directors of RdM), and providing for an 18-month lock-up and thereafter reciprocal first refusal and tag-along rights.  The main provisions of such shareholders’ agreement are set forth in a letter of intent which was entered into at the same time as the letter of intent regarding the proposed combination.

Given the compelling industrial reasons underlying the proposed Merger and the instrumental nature of the shareholders’ agreement as described above, the Merger and the shareholding structure resulting from the shareholders’ agreement would be exempt from mandatory tender offer rules pursuant to Consob regulation 11971/99 (art. 49 (f)) and the combination would be subject to the application of such exemption.

The Parties shall neither approve nor enter into definitive agreements relating to the combination without previous completion of the required employee and/or employee representatives information and consultations procedure.

The combination is also subject to reciprocal due diligence, the negotiation and signing of definitive agreements which the parties expect to complete by September 2007, as well as the approval of the Board of Directors of RdM, Cascades Inc., and Cascades S.A.’s Italian subsidiary and the delivery of the report on the fairness of the exchange ratio by the auditing firm pursuant to applicable Italian law (article 2501-sexies Italian Civil Code), the approval of the shareholders of RdM by special resolution at a meeting to be called specifically for this purpose, the approval of the appropriate anti-trust and regulatory authorities, to the transaction not being subject to mandatory tender offer requirements for RdM shares in Italy and in Spain, and to customary closing conditions.

The approval of the Merger project by the Board of Directors of RdM and Cascades S.A.’s Italian subsidiary is expected in September 2007.  The Merger is expected to be effective by the end of 2007.

Reno De Medici S.p.A. has been advised by Merrill Lynch International. Cascades Inc. has been advised by Société Générale Corporate & Investment Banking.

About Cascades Inc and Cascades S.A.

Founded in 1964, Cascades produces, transforms and markets packaging and tissue products composed mainly of recycled fibres. Cascades employs nearly 14 000 men and women who work in some 100 modern and flexible production units located in North America and in Europe.  Cascades’ management philosophy, its more than 40 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create innovative products for its clients.  The Cascades shares trade on the Toronto stock exchange under the ticker symbol CAS.

Cascades S.A. is a European division of Cascades Inc. It includes primarily 4 virgin and recycled manufacturing boxboard mills in France, Germany and Sweden, a sheeting operation in England and an overall active sales structure in Europe.

About Reno De Medici SpA

Reno De Medici produces, transforms and markets cartonboards. Reno De Medici employs more than 1,100 employees and conducts its activities through subsidiaries based in Italy, France, Spain and Germany. Reno De Medici is listed on the Italian stock exchange since 1996.  In 2006, it posted revenues of € 314m and an EBITDA of € 29m. Reno De Medici has a market capitalization of ca.  € 170m, as of 18 June 2007.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.

For more detailed information :

Mr. Hubert Bolduc	Mr. Guido Vigorelli
Vice-President, Communications and Public	Communications
Affairs	Reno de Medici
Cascades Inc	+39 339 128 7208
(514) 912-3790
(819) 363-5164